SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of March, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: March 4, 2005	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

Bennett Reports Fourth Quarter and Full Year Results

Oakville, Ontario, March 3, 2005 - Bennett Environmental Inc. today announced its financial and operating results (unaudited) for the fourth quarter and full year 2004 and reported on other developments.

Highlights

•	Loss of $8.3 million or $0.45 cents per share on revenues of $4.5 million for the three months ended December 31, 2004. For the full year, the net loss was $18.5 million ($1.01 per common share)

•	Closing of a $12 million financing and the issue of 3 million common shares at $4.00 per share in a bought underwriting

•	Retirement, as an employee, of Company founder, John Bennett.

Financial results

Fourth Quarter

The Company announced an after tax loss in the fourth quarter of $8.3 million or $0.45 cents per share on revenues of $4.5 million. Reduced soil processing volumes at the Saint Ambroise facility and additional costs related to the Company’s now completed Saglek project significantly contributed to the loss.

In the fourth quarter, on a pre-tax basis, additional severance and pension costs related to the Vancouver office closure costs added $0.8 million to administration and business development expenses. Legal costs associated with class action litigation were approximately $1.3 million. Foreign exchange and investment losses totalled approximately $1.1 million.

In the three months ended December 31, 2003, Bennett reported a net income of $6.3 million ($0.38 per common share) on sales of $22.0 million.

12 months ended 12/31/2004

For the year ended December 31, 2004, the Company recorded a loss of $18.5 million ($1.01 per common share) on revenues of $25.3 million, compared to a profit of $18.2 million ($1.08 per common share) on revenues of $69.8 million.

The impact of the completion of Saglek Contract and lower volumes of processed material negatively impacted margin contributions for the year and were the key factors in the 2004 loss.

In 2004, contribution (gross) margins were negative $1.4 million compared to $37.4 million in the prior year.

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For Immediate Release

Saglek Contract

Gross margins were negatively impacted by approximately $15.6 million by the Saglek contract, a fixed rate contract originally awarded in 2002 to remediate contaminated soil at the site of a former US DEW line radar installation in northern Labrador. For this contract, revenue and expenses were accounted for under the “percentage of completion” method, since Bennett was prime contractor.

At the end of 2003, the Company had estimated that total revenue remaining on the Saglek Contract in 2004 would be approximately $10.2 million. During the year the Company received lower than anticipated volumes of soil and actual revenue recorded was approximately $2.4 million. This is a result of lower volumes and reduced expectations for the recovery of a $9.1 million claim against the client for extra expenses. A net amount of $4.9 million was included in accounts receivable in respect of this claim.

At the end of 2003, Bennett had estimated remaining costs to complete the project to be approximately $6.8 million based on the anticipated additional work discussed with the customer. Actual expenses were $18.1 million because of significantly higher than estimated processing costs ($6.8 million), and higher site, fuel and transportation costs ($4.5 million).

In 2004, administration and business development costs were $15.8 million compared to $8.5 million the prior year. The increase is attributable to $2.9 million in severance and other costs related to the closure of the Vancouver office, and $3.2 million in higher legal and professional fees related to the class action suits filed against the Company in 2004. In addition, as a result of the changes to management, the Company incurred additional one time costs of approximately $0.8 million for salary and recruiting costs.

The Company also recorded a charge to its passive investments of $0.8 million ($0.1 million in 2003) and a loss from asset impairment of $4.3 million related to the Kirkland Lake project. Amortization in 2004 was $3.7 million compared to $1.8 million as a result of accelerated amortization of Saglek equipment and higher amortization of licences the Company purchased in 2003.

Balance sheet

In December, the Company completed an equity financing with net proceeds of $11.1 million, and at year end had cash and equivalents on hand of $15.2 million. Working capital stood at $28.7 million at December 31, 2004.

Operating results

During the quarter, the Company processed approximately 8,900 tonnes of soil at its Saint Ambroise facility compared to 22,200 tonnes in the comparable quarter. In 2004, Saint Ambroise processed approximately 52,900 tonnes compared to 73,900 the prior year.

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For Immediate Release

The plant will resume full operations on March 7th. Bennett expects to process about 5,500 tonnes of soil in March and to have approximately 6,000 tonnes of soil inventory at the end of the quarter.

The Company will begin compliance testing at its recently completed Belledune facility and expects to complete testing and anticipates receiving its operating permit from the Province of New Brunswick, by the third quarter.

Other Business

John Bennett, who founded the Company in 1993, has retired as an employee. The Company has expressed its thanks and appreciation to Mr. Bennett for his dedication to the growth of the Company and for his pioneering contributions to the environmental sector in North America.

The Company has accepted the resignation of Zul Tejpar as Vice President of Business Development. Danny Ponn has been re-assigned to the role of Vice President Engineering and Business Development. Danny, who has been with Bennett since 1993, is a graduate of the University of British Columbia, a Professional Engineer, and a recognized expert in the field of thermal oxidization. Al Bulckaert has assumed direct responsibility for plant operations.

In January 2005, Wendy Ford joined the Company as Corporate Controller and has assumed all responsibility related to the transition of the accounting function from Vancouver to Oakville and the day-to-day accounting and treasury function. Ms. Ford is a Chartered Accountant with 17 years of experience and has a Bachelor of Commerce from the University of Toronto.

On September 17, 2004, RSI received a Preliminary Notice to the issuance of an Order from the Ministry of Sustainable Development and Parks (formerly the Québec Ministry of the Environment) concerning the RSI plant in Saint-Ambroise. The Preliminary Notice alleges that increases in levels of dioxins and furans measured in soils near the RSI plant are attributable to RSI. If issued, the Order seeks to require RSI to limit its emissions of dioxins and furans, to install equipment to further monitor the emissions and to transmit the collected data to the Ministry.

On November 1, 2004, RSI filed its observations with respect to the allegations contained in the Preliminary Notice. The Company disputes allegations contained the Preliminary Notice. In support of its position, the Company commissioned several qualified third-party experts to review the allegations contained in the Preliminary Notice. The experts retained, support the Company’s position that other sources may have contributed to increases in levels of dioxins and furans in the soil around the RSI plant.

Since the filing of its observations, RSI has exchanged correspondence and has had several discussions with the Ministry. Recently, at a meeting held on February 9, 2005, the Company met with Ministry officials where they asked the Company to develop an action plan to address the concerns raised in the Preliminary Notice. The Company developed an action plan that it believes addresses the Ministry’s concerns, while at the same time allow it to remain commercially competitive. The action plan was submitted to the Ministry on February 21, 2005 and the Company anticipates further discussion with the Ministry.

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For Immediate Release

Several improvements to the plant have been already put it in place as part of the internationally recognized ISO 14001 Certification that RSI was granted in 2004.

The Company and certain of the current officers, former officers and former directors have received a letter dated February 11, 2005 from the Ontario Securities Commission (OSC) giving such officers and directors the opportunity to provide written submissions to the OSC before the OSC determines it is going to commence enforcement proceedings. The OSC’s view is that the company failed to disclose the change in status of the Federal Creosote contract together with allegations of insider trading. Submissions, if any, are to be submitted to the OSC by March 17, 2005. The company continues to cooperate with all regulatory agencies regarding this issue.

Comment

“Bennett’s overall results and performance were clearly unacceptable in 2004,” said Al Bulckaert, President and CEO. “Our priority in 2005 is to return Bennett to profit and build a good foundation for growth beyond 2005.”

“While much remains to be accomplished, there are some early but encouraging signs. The Saglek contract is behind us, and we’ve absorbed the necessary costs of closing the Vancouver office. With the new management team in place, we continue to enhance our business processes. We expect administration and business development levels to return to a more normalized level of $9 — $11 million in 2005, compared to $16 million in 2004. Our activities are supported by a strong balance sheet as a result of confidence the equity markets demonstrated by the recent financing the Company obtained in December 2004.”

Mr. Bulckaert added, “After an extensive recruitment process, our new management team is in place and is making rapid strides towards improving all aspects of the business. We have implemented new financial controls, accountability, and forecasting tools and we continue to strengthen our relationships with government agencies and regulatory bodies.”

“The Company’s sales cycle is lengthy and can range anywhere from 6 months to 3 years. We took a series of important steps in 2004 to rebuild our sales organization and continue to forge new business relationships, particularly in the larger US market. We are beginning to see the results of these efforts and have secured new contracts for approximately 6,000 tonnes this quarter”.

“The Company currently has purchase orders, subject to cancellation under certain circumstances, for approximately 30,000 tonnes of soil for remediation in 2005. Of this amount, approximately 10,000 tonnes is from new business. We continue to work aggressively with the hope to secure, receive and process an additional 30,000 tonnes from new and existing customers for this year. 2005 is a year of rebuilding the Company, and we look forward to reporting on our progress as the year unfolds,” concluded Mr. Bulckaert.

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For Immediate Release

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office at (905) 339-1540.

FORWARD LOOKING STATEMENTS

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
December 31, 2004 and 2003

	2004	2003

		(Restated)
Assets
Current assets
Cash and cash equivalents	15,180,060	$12,586,353
Accounts receivable	14,316,648	28,839,675
Income tax receivable	5,342,370	—
Note receivable	315,000	172,500
Prepaid expenses and other	1,531,580	2,306,876

	36,685,658	43,905,404

Investment	—	568,193
Property, plant and equipment	48,920,377	23,779,384
Other assets	4,793,069	6,777,953
Goodwill	646,638	646,638

	$91,045,742	$75,677,572

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$6,646,005	$9,964,937
Income taxes payable	—	2,961,632
Deferred revenue	661,557	814,409
Current portion of long-term debt	727,132	4,601

	8,034,694	13,745,579

Future income tax liability	1,033,340	2,616,861

Long-term debt	1,974,318	417,143

Shareholders’ equity
Share capital	67,644,681	28,397,470
(Common shares outstanding 21,415,940 (2003 - 17,145,789)
Contributed surplus	1,595,205	1,201,776
Retained Earnings (Deficit)	10,763,504	29,298,743

	80,003,390	58,897,989

	$91,045,742	$75,677,572

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For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003

	12 months	12 months	3 months	3 months
	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03

		(Restated)		(Restated)

Sales	$25,323,203	$69,806,526	4,518,393	21,984,054

Expenses
Operating costs	26,736,521	32,419,935	7,807,066	10,775,516
Administration and business development	15,780,332	8,542,452	4,528,906	2,291,307
Amortization	3,729,728	1,800,326	1,812,793	287,287
Foreign exchange	273,626	544,337	236,449	120,777
Loss from asset impairment	4,343,979	—	—	—
Interest expense	305,313	156,675	233,335	70,390

	51,169,499	43,463,725	14,618,549	13,545,277

(Loss) earnings before undernoted	(25,846,296)	26,342,801	(10,100,156)	8,438,777

Gain on debt settlement	—	1,316,936	0	1,316,936

Loss on investment	(818,193)	(133,202)	(818,193)	(133,202)

Interest and other income	580,280	1,280,629	141,812	737,283

(Loss) earnings before income taxes	(26,084,209)	28,807,164	(10,776,537)	10,359,794

Income tax (recoverable) expense
Current	(6,727,600)	8,912,582	(3,158,225)	2,622,019
Future	(821,370)	1,721,123	633,982	1,416,123

	(7,548,970)	10,633,705	(2,524,243)	4,038,142

Net (Loss) earnings	(18,535,239)	18,173,459	(8,252,294)	6,321,652

Retained Earnings, beginning of period	29,298,743	11,125,284	19,015,798	22,977,091

Retained Earnings, end of period	$10,763,504	$29,298,743	$10,763,504	$29,298,743

Basic earnings per share	$(1.01)	$1.08	$(0.45)	$0.38

Fully diluted earnings per share	$(1.01)	$1.04	$(0.45)	$0.36

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For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
Years ended December 31, 2004 and 2003

	12 months	12 months	3 months	3 months
	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03

		(Restated)		(Restated)
CASH PROVIDED BY (USED IN):
Operations
Net (Loss) earnings	$(18,535,239)	$18,173,459	$(8,252,294)	$6,321,652

Items not involving cash
Debt settlement	—	(1,316,936)	—	(1,316,936)
Amortization	3,729,728	1,800,326	1,812,793	287,287
Stock -based compensation	675,176	1,198,802	185,228
Partial (cancellation) redemption of equity investment	(150,000)	150,000	(150,000)	150,000
Loss from asset impairment	4,343,979	—	—	133,202
Future income taxes	(1,583,521)	1,721,123	341,146	1,416,123
Tax benefits of share issue costs	762,753		293,438
Cash surrender value of life insurance	(606,825)		(606,825)
Loss on guarantee of investee line of credit	(100,000)		(100,000)
Fair value of options granted and vested	436,461	—	436,461	—

Change in non-cash operating working capital
Deferred revenue	(152,852)	718,981	661,557	—
Accounts receivable	14,523,027	(16,506,230)	7,298,271	(2,519,562)
Note receivable issued to investee (including interest)	(315,000)	—	(15,000)	400,000
Cancellation of note receivable to investee	172,500	—	—
Prepaid expenses and other	775,296	(718,611)	1,606,141	(406,173)
Accounts payable and accrued liabilities	(3,318,932)	2,082,269	(920,567)	3,813,660
Income taxes payable	(8,304,002)	(2,900,891)	(1,772,995)	(1,245,460)

	(7,647,451)	4,402,292	817,354	7,033,793

Investing Activities
Loss on Investments	818,193	133,202	737,380	—
Purchase of property, plant and equipment	(28,553,047)	(11,316,302)	(4,570,995)	(7,063,195)
Increase in license, permits and other assets	(2,069,944)	(3,516,569)	(926,489)	(2,067,106)

	(29,804,798)	(14,699,669)	(4,760,104)	(9,130,301)

Financing Activities
Repayments of long-term debt	2,279,706	(405,777)	2,391,616	(174,246)
Share capital issued for cash net of costs	37,838,129	4,021,868	11,124,070	2,384,663
Repurchase of share capital	(71,879)	—	—	—

	40,045,956	3,616,091	13,515,686	2,210,417

Increase (Decrease) in cash and cash equivalents	2,593,707	(6,681,286)	9,572,936	113,909

Cash and cash equivalents, beginning of period	12,586,353	19,267,639	5,607,124	12,472,444

Cash and cash equivalents, end of period	$15,180,060	$12,586,353	$15,180,060	$12,586,353

Supplementary disclosure of cash flow information:
Cash paid for:
Interest paid	$20,800	$16,354	20,800	10,493
Income taxes paid	385,212	11,813,473	(688,242)	11,813,473

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